SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

PartnerRe Ltd.

(Name of Subject Company and Filing Person (Issuer)

6.50% Series D Cumulative Redeemable Preferred Shares

7.25% Series E Cumulative Redeemable Preferred Shares

5.875% Series F Non-Cumulative Redeemable Preferred Shares

(Title of Class of Securities)

G68603409

G68603508

G68603128

(CUSIP Number of Class of Securities)

PartnerRe Ltd.

Attention: Chief Legal Counsel

Wellesley House South

90 Pitts Bay Road

Pembroke HM 08, Bermuda

+1 (441) 292-0888

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Toby S. Myerson

Kelley D. Parker

Raphael M. Russo

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

(212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$928,083,650	$93,459

*	Estimated solely for the purpose of calculating the registration fee. The transaction valuation upon which the filing fee was based was calculated as follows: the sum of (i) the product of $26.53, the average of the high and low prices of the Company’s 6.50% Series D Cumulative Redeemable Preferred Shares, $1.00 par value (the “Series D Preferred Shares”), as listed for trading on the New York Stock Exchange (“NYSE”) under the symbol PRE PR D on March 29, 2016, and 9.2 million, the total amount of issued and outstanding shares of the Series D Preferred Shares, (ii) the product of $28.68, the average of the high and low price of the Company’s 7.25% Series E Cumulative Redeemable Preferred Shares, par value $1.00 per share (the “Series E Preferred Shares”), as listed on the NYSE under the symbol PRE PR E on March 29, 2016, and 14.95 million, the total amount of issued and outstanding shares of the Series E Preferred Shares and (iii) the product of $25.53, the average of the high and low price of the Company’s 5.875% Series F Non-Cumulative Redeemable Preferred Shares, par value $1.00 per share (the “Series F Preferred Shares”), as listed on the NYSE under the symbol PRE PR F on March 29, 2016, and 10 million, the total amount of issued and outstanding shares of the Series F Preferred Shares.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $93,459	Filing Party: N/A
Form or Registration No.: Schedule TO-I	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO-I (the “Schedule TO-I”) originally filed with the United States Securities and Exchange Commission (the “SEC”) on April 1, 2016 by PartnerRe Ltd. (which we refer to herein as “we” or the “Company”), in connection with its offers to exchange any and all of the Company’s outstanding 6.50% Series D Cumulative Redeemable Preferred Shares, $1.00 par value (the “Series D Preferred Shares”) for the Company’s 6.50% Series G Cumulative Redeemable Preferred Shares, $1.00 par value (the “Series G Preferred Shares”), any and all of the Company’s outstanding 7.25% Series E Cumulative Redeemable Preferred Shares, $1.00 par value (the “Series E Preferred Shares”) for the Company’s 7.25% Series H Cumulative Redeemable Preferred Shares, $1.00 par value (the “Series H Preferred Shares”) and any and all of the Company’s outstanding 5.875% Series F Non-Cumulative Redeemable Preferred Shares, $1.00 par value (the “Series F Preferred Shares”) for the Company’s 5.875% Series I Non-Cumulative Redeemable Preferred Shares, $1.00 par value (the “Series I Preferred Shares”) (we collectively refer to Series D Preferred Shares, Series E Preferred Shares and Series F Preferred shares as “existing preferred shares” and to Series G Preferred Shares, Series H Preferred Shares and Series I Preferred Shares as “new preferred shares”). The “exchange offer consideration” will consist of one new preferred share in exchange for each existing preferred share.

The purpose of this Amendment No. 1 is to amend and supplement the terms of the exchange offers by (i) announcing that the exchange offers expired at 5:00 p.m., New York City time, on April 29, 2016 and (ii) announcing the final results of the exchange offers.

Except as specifically provided herein, the information contained in the Schedule TO-I, the offering memorandum, letter of transmittal and other documents related to the exchange offers, each filed as exhibits to the Schedule TO-I (the “Offering Documents”) remain unchanged by Amendment No. 1. You should read this Amendment No. 1 together with the Schedule TO-I and the Offering Documents.

Item 4.	Terms of the Transaction

(a) Material Terms.

(1) Tender Offer

The information set forth in the Offering Memorandum is amended and supplemented by the following information.

The exchange offers expired at 5:00 p.m., New York City time, on April 29, 2016, which we refer to as the “expiration time”. The Company has been advised by Computershare Trust Company, N.A., the depositary and conversion agent for the exchange offers, that, pursuant to the terms of the exchange offers, 6,415,264 shares of Series D Preferred Shares, 11,753,798 shares of Series E Preferred Shares and 7,320,574 shares of Series F Preferred Shares have been validly tendered and not validly withdrawn pursuant to the exchange offers. The Company has accepted for exchange all of such existing preferred shares validly tendered and not validly withdrawn before the expiration time and will issue 6,415,264, 11,753,798 and 7,320,574 shares of Series G Preferred Shares, shares of Series H Preferred Shares and shares of Series I Preferred Shares, respectively. Following expiration of the exchange offers, 2,784,736 shares of Series D Preferred Shares, 3,196,202 shares of Series E Preferred Shares and 2,679,426 shares of Series F Preferred Shares will remain outstanding.

The exchange offer consideration will be delivered promptly to the tendering holders of existing preferred shares. The full text of the Company’s press release, dated May 2, 2016, announcing the expiration and results of the exchange offers is filed as Exhibit (a)(2)(ii) hereto and is incorporated by reference.

Item 12.	Exhibits.

Exhibit	Description

(a)(1)(i) *	Offering Memorandum, dated April 1, 2016.

(a)(1)(ii) *	Form of Letter of Transmittal, dated April 1, 2016.

(a)(1)(iii) *	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 1, 2016.

(a)(1)(iv) *	Letter to Clients, dated April 1, 2016.

(a)(2)(i) *	Press Release, dated April 1, 2016 (incorporated by reference to Exhibit 99.1 to PartnerRe Ltd.’s Current Report on Form 8-K (File No. 001-14536) filed on April 1, 2016).

(a)(2)(ii) **	Press Release, dated May 2, 2016.

(b)	Not applicable.

(d)(i)	Merger Agreement, dated August 2, 2015, by and among PartnerRe Ltd., EXOR N.V., Pillar Ltd. and solely with respect to certain sections thereof, EXOR S.p.A., as amended (incorporated by reference to (i) exhibit 2.1 of the Company’s Current Report on Form 8-K (File No. 001-14536) filed on August 3, 2015; and (ii) exhibit 2.1 of the Company’s Current Report on Form 8-K (File No. 001-14536) filed on September 2, 2015).

(g)	Not applicable.

(h)(1) *	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP regarding tax matters relating to the exchange offers under U.S. federal income tax laws.

(h)(2) *	Form of opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP regarding potential fast-pay stock considerations relating to the exchange offers.

(h)(3) *	Form of opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP regarding potential fast-pay stock considerations following the consummation of the merger (as defined in the Offering Memorandum) and before the consummation of the exchange offers.

(h)(4) *	Opinion of Appleby (Bermuda) Limited regarding tax matters under Bermuda tax laws.

*	Previously filed with the Schedule TO-I on April 1, 2016 (File No. 005-44059).
**	Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 2, 2016

PARTNERRE LTD.

By:	/s/ Marc Wetherhill
Name:	Marc Wetherhill
Title:	Chief Legal Counsel